Contact

www.linkedin.com/in/stephen-
musumeci-a5692b181 (LinkedIn)

Top Skills

Adobe Photoshop

Adobe Premiere Pro

Steinberg Nuendo

Honors-Awards

"The Orthodontist's Son" Official
Selection

"The Orthodontist's Son", Official
Selection

"The Orthodontist's Son", Official
Selection

"Scenes From a Hibachi
Restaurant", Official Selection

Stephen Musumeci

Writer / Director / Editor at BIG BLUE PICTURES
Brooklyn, New York, United States

Experience

BIG BLUE PICTURES
Writer / Director / Editor
October 2019 - Present (3 years 9 months)
Brooklyn, New York, United States

Worked as First Assistant Director and co-edited Big Blue Pictures' upcoming
short film, Monkey Bars featuring Milly Shapiro (Hereditary) and executive
produced by Ethan Lazar (The Witch).

Killer Films Inc
Development Intern
August 2019 - January 2020 (6 months)
Brooklyn, New York

- Wrote coverage for screenplays, pilots, and novels.
- Assisted director Todd Haynes during his promotion of "Dark Waters" in New
York.
- Assisted writers Emily St. John Mandel and Semi Chellas during a consulting
meeting for a pilot adaptation of Emily's novel, "The Glass Hotel".
- Answered the office phone and communicated with agencies for various
projects.
- Researched potential cast and crew members for upcoming projects.
- Scanned and organized production paperwork for completed projects.
- Supported the producers by running errands for day-to-day needs.

"First One In", Gritless LLC
Third Electric
July 2019 - August 2019 (2 months)
New York, United States

- Supported the gaffer in building lighting setups for the feature film, "First One
In".

HSN
Production Intern
May 2016 - August 2016 (4 months)
Tampa/St. Petersburg, Florida Area

- Worked with the grip and electric department for the 24-hour live television broadcast.
- Shadowed the control room, the art department, the copywriting department, the executive offices, the call-center, the colorist, and the online video production team.
- Worked as a production assistant for a special Wendy Williams broadcast.

Beasley Media Group
Studio Intern
May 2015 - August 2015 (4 months)
Tampa/St. Petersburg, Florida Area

- Filmed and edited in-studio artist interviews and performances for 99.5 WQYK.
- Ran giveaways and coordinated fan phone calls for use on the Dave and Veronica Morning Show.
- Produced video content at the concerts, interviewing fans and giving away backstage passes.

Education

Florida State University
BFA Production, Film Production · (2014 - 2019)

Jesuit High School of Tampa, FL
 · (2010 - 2014)